September 27, 2018

Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway
Suite 300
Olathe, KS 66061

       Re: NIC Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for the quarterly period ended June 30, 2018
           Filed August 1, 2018
           File No. 000-26621

Dear Mr. Kovzan:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2018

Notes to Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Please tell us whether you have any contract costs which you are accounting for under
      ASC 340-40, and revise your disclosures to include your related policy to the extent such costs are material. In this regard, we note you indicate on page 7 that you are typically responsible for funding the up-front investments and costs of the government portals.
       Please tell us what these up-front investment costs are, how they are accounted for, and
 Stephen M. Kovzan
NIC Inc.
September 27, 2018
Page 2
         the amount incurred in each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                          Sincerely,
FirstName LastNameStephen M. Kovzan
                                                          Division of
Corporation Finance
Comapany NameNIC Inc.
                                                          Office of Information
Technologies
September 27, 2018 Page 2                                 and Services
FirstName LastName